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19007794

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 W. Dry Creek Circle, Suite 800
(No. and Street)

Littleton (City) CO (State) 80120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251S Quebec St., Ste. 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM 8

OATH OR AFFIRMATION

I, David R Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of February 27, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY J. VON TERSCH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19944020483
MY COMMISSION EXPIRES JULY 19, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Leaders Group, Inc.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Net Capital Calculation has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Net Capital Calculation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as The Leaders Group, Inc.'s auditor since 2014.

Denver, Colorado
February 21, 2019

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note A-1)	$	3,611,580
Commission receivables		4,096,992
Clearing deposit		50,000
Total current assets	$	7,758,572
PROPERTY AND EQUIPMENT		
Furniture and Fixtures	$	367,430
Leasehold Improvements		279,902
Accumulated Depreciation		(178,561)
Total property and equipment	$	468,771
OTHER ASSETS		
Deposits	$	29,690
Prepaid expense		100,952
Total other assets	$	130,642
Total assets	$	8,357,985
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable – related parties (Note B)	$	89,941
Commissions payable		5,719,886
Income tax payable (Note D)		186,423
Other accrued liabilities		778,039
Total current liabilities	$	6,774,289
LONG TERM LIABILITIES		
Deferred income tax	$	115,700
Total liabilities	$	6,889,989
COMMITMENTS AND CONTINGENCIES (Note C)		
STOCKHOLDERS' EQUITY (NOTE E)		
Common stock, $ .10 par value, 20,000 shares issued and outstanding	$	2,000
Additional paid-in capital		12,000
Retained earnings		1,453,996
Total stockholders' equity	$	1,467,996
Total liabilities and stockholders' equity	$	8,357,985

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF OPERATIONS

		For the year ended December 31,2018
Revenue		
Commission Income	$	69,357,115
Support Fees		3,162,590
Interest Income		12,349
Total revenue	$	72,532,054
Expenses		
Commission Expense	$	62,600,816
Employee Comp. and benefits		3,622,732
General and Administrative		4,698,157
Communication and data processing		68,781
Occupancy		154,506
Total expenses	$	71,144,992
Net income before income tax expense	$	1,387,062
Income tax expense (Note D)	$	302,123
Net income	$	1,084,939

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2018

	Common Stock Shares		Amount		Additional Paid-in capital		Retained earnings		Total
Balance – December 31, 2017	20,000	$	2,000	$	12,000	$	369,057	$	383,057
Net income – 2018						$	1,084,939	$	1,084,939
Less Dividends		$	-	$	-	$	-	$	-
Balance – December 31, 2018	20,000	$	2,000	$	12,000	$	1,453,996	$	1,467,996

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,084,939
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	$ 45,670
Change in assets and liabilities	
Change in due from clearing broker	$ 29,636
Change in commissions and representatives receivables	$ (3,599,894)
Change in prepaid expense	$ (28,807)
Change in deposits	$ (3,748)
Change in accounts payable	$ 26,180
Change in other accrued liabilities	$ (783,998)
Change in commissions payable	$ 4,891,765
Change in income tax payable	$ 186,423
Change in deferred tax payable	$ 115,700
Net cash provided by operating activities	$ 1,963,866
CASH FLOW FROM EQUITY TRANSACTIONS	
Cash dividend distributions	$ -
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	$ (301,076)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 1,662,790
Cash and cash equivalents – beginning of the year	$ 1,948,790
Cash and cash equivalents – end of year	$ 3,611,580
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Non-cash investing activities:	
Tenant incentive improvements recorded in property and equipment	$ 213,365

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2. *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology, and office cubicles due to specialized design nature. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives.

A summary of the investment in property and equipment as of December 31, 2018, net of accumulated depreciation, is as follows:

	2018
Furniture and Fixtures	$ 214,993
Leasehold Improvements	253,778
	$ 468,771

Depreciation expense charged to operations for the year ended December 31, 2018, was $45,670.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

3. *Security Transactions and Revenue Recognition*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

4. *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2018 management considered all commission receivables to be fully collectible.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2018 was $42,995 including general administrative, and other expenses.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior, to 2015.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission and representative receivables, clearing deposits receivable, prepaid expenses, accounts payable, commissions payable, income tax payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

9. *New Accounting Pronouncements*

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update *(ASU) No. 2016-02, Leases (Topic 842)*, which requires lessees to recognize on the balance sheet a right-of-use asset and a lease liability for most lease arrangements with a term greater than one year. The new standard also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from the leases. In July 2018, the FASB issued ASU 2018-10: *Codification Improvements to Topic 842, Leases,* which provides narrow-scope improvements to the lease standard. ASU 2016-02 and ASU 2018-10 will be effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of these updates on its financial statements.

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2017 the agreement was amended and with mutual consent between the Company and WMC, the management fee is subject to Company management approval and for the year ended December 31, 2018, $360,000, was paid to WMC.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP. During 2018, the Company paid commission to Advisors in the amount of $1,604,759, and received from Advisors $200,000 for services provided by the Company to Advisors.

Capitas Financial, Inc.

The Company has a 1/40 ownership interest in Capitas Financial, Inc. ("Capitas"). During 2018, the Company recognized commission revenue of $1,458,936 and commission expense of $1,835,135, related to activity with Capitas. The commission revenue and commission expense accounted for approximately 2.1% of the Company's commission revenue and 2.9% of the Company's commission expense in 2018. Management has assigned no value to the ownership interest.

Accounts Payable

As of December 31, 2018, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $88,880, for expenses paid on behalf of the Company. The year-end balances were paid in full in January 2019.

The Leaders Group, Inc.

NOTE C – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facilities under an operating lease. The future minimum lease payments under the operating lease are as follows:

Year Ended December 31	
2019	230,758
2020	241,387
2021	246,045
2022	250,702
2023	255,361
2024	194,818
	$ 1,419,071

The Company entered into an amended lease agreement in 2018 which included tenant incentives for leasehold improvements of $213,365. The effect of straight lining this incentive and rent resulted in a deferred rent liability of $233,200 at December 31, 2018 of which $24,520 was recorded as short term. Lease expense for the Company's office Facilities, including common area maintenance, assessments, and other leases for 2018 was $154,506.

On occasion throughout the year and at December 31, 2018, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of 12/31/18, Total deposits of $3,183,083 are subject to loss should the bank cease operations.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 6% of eligible compensation. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $97,709 for 2018.

Regulatory Disputes

The Company is involved in various regulatory disputes and litigation arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts may be sought by certain parties. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTE D – INCOME TAXES

Deferred Income taxes arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The component of the provision for income tax expense for the year ended December 31, 2018, is as following:

	2018
Current Income Tax	$ 186,423
Deferred Income Tax	115,700
	$ 302,123

The component of the net deferred tax liabilities at December 31, 2018, is as follows:

	2018
Timing Differences:	
Deferred rent expense	$ 700
Depreciation	(116,400)
	$ (115,700)

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.66% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2018, the Company had net capital of $821,181, which was $407,996 in excess of the required net capital requirement of $413,185. The Company's aggregate indebtedness to net capital ratio was 7.55 to 1 as of December 31, 2018.

NOTE F – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2018, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through the date the financial statement and accompanying footnotes were available for issuance.

The Leaders Group, Inc.

NET CAPITAL CALCULATION

December 31, 2018

CREDIT:		
Stockholders' Equity	$	1,467,996
DEBITS:		
Nonallowable assets:		
Prepaid expenses	$	100,952
Accounts Receivables		45,802
Deposits		29,690
Commissions Receivable		1,600
Fixed Assets		468,771
Total debits	$	646,815
NET CAPITAL	$	821,181
Minimum requirements of 6-2/3% of aggregate indebtedness of $6,197,770 or $50,000, whichever is greater	$	413,185
Excess net capital	$	407,996
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	89,941
Commissions payable		5,719,886
Income tax payable		186,423
Other accrued liabilities		201,520
Total aggregate indebtedness	$	6,197,770
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		7.55 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2018.

See Report of Independent Registered Accounting Firm.

The Leaders Group, Inc.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING

December 31, 2018

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	866,983
Adjustments:		
Accounts Receivable added to nonallowable assets	$	(45,802)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	821,181

See Report of Independent Registered Accounting Firm.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) The Leaders Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 21, 2019

Exemption Report Under SEC Rule 17a-5 For The Leaders Group, Inc. 2018

The Leaders Group, Inc. does not carry any customer accounts or securities. We are a fully disclosed introducing firm.

We are exempt from the recordkeeping requirements of § 240.17a-3(a)(23) that require documenting the credit, market, and liquidity risk management controls since we do not have $1,000,000,000 in aggregate credit items as computed under § 240.15c3-3a; or $20,000,000 in capital, which includes debt subordinated in accordance with §240.15c3-1d. We do not hold free credit balances or any other credit balances. We do not use any customer funds in the business of the firm. Thus, we are exempt from the requirements of §240.15c3-3(j)(1) of sending customers statements of accounts.

We are exempt under §240.15c3-3(k)(2)ii. All customer funds and securities are sent promptly to the clearing firm or product sponsor. Any customer checks mistakenly written to the firm are returned to the customer. There were no checks written to the firm in 2018. There were no exceptions to these policies in 2018.

Submitted by:

David R. Wickersham
CEO

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018, which were agreed to by The Leaders Group, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 21, 2019

The Leaders Group, Inc.

SIPC-7 CALCULATION

December 31, 2018

General assessment per Form SIPC-7, including interest	$	111
Less: payments made with Form SIPC-6	$	-
Overpayment applied	$	(1,147)
Total assessment balance (or overpayment carried forward)	$	(1,036)

See Report of Independent Registered Accounting Firm.